Press Release SR #07-06

April 3, 2006

BEALE LAKE DRILLING IN PROGRESS

Sutcliffe Resources Ltd., is pleased to announce that it has completed 6 diamond drillholes of a planned 24 hole drilling programme on its 100% optioned Beale Lake property. The target is a bulk tonnage, intrusive related mesothermal quartz-carbonate-stockwork gold-silver deposition.

To date, two drillholes have been completed on the East Zone; DDH 1 went to a depth of 236.5 metres, DDH 2 went to 157.5m. The geology is characterized by graphitic, phyllitic quartz-sericite schist. Sulphide mineralization, typically 3-5%, occurs as disseminations, foliation parallel veinlets, and within rehealed breecia zones. Mineralization is predominantly pyrite and pyrrhotite with traces of sphalerite and chalcopyrite. Locally mineralization is up to 15% as stringers and blebs.

At the West Zone, four holes have been completed to depths of DDH 3 (104.8m lost in a fault zone), DDH 4 (174.3m), DDH 5 (153.6m), DDH 6 (186.5m) . All encountered significantly more sulphide mineralization than the East Zone. The sulphides occur as 5% disseminated throughout as pyrite, pyrrhotite, and chalcopyrite. However, where quartz-carbonate alteration or silica flooding occurs, sulphides occur as blebs and in stringers, locally up to 30% over 10-20 cm sections within broader, well mineralized altered zones up to 15m wide. Sphalerite and galena have been locally noted.

Drilling has encountered intense, upper greenschist alteration (chlorite, talc, epidote) in strongly foliated, faulted rocks along with quartz-carbonate alteration and silica flooding/quartz stockwork. Sericite alteration is a prominent feature throughout the entire core lengths.

Core splitting is underway with samples being readied for shipment and analysis. Results are expected within a few weeks. Drill pad construction is ongoing with another 16 drillsites being prepared. If results warrant, additional drillsites will be permitted.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,

President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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